Room 4561
								October 18, 2005

Ms. Caroline Bembry
Chief Financial Officer
Optio Software, Inc.
3015 Windward Plaza
Windward Fairways II
Atlanta, GA  30005

Re:	Optio Software, Inc.
Form 10-K for Fiscal Year Ended January 31, 2005
Form 10-Q for Fiscal Quarter Ended July 31, 2005
File No. 1-15529

Dear Ms. Bembry:

      We have reviewed your responses to the comments raised in our letter dated July 20, 2005 and have the following comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for Fiscal Quarter Ended July 31, 2005

Controls and Procedures - Evaluation and Disclosure Controls and
Procedures, page 27

Prior comment 2

1. We note that in response to prior comment 2 you have revised the definition of disclosure controls and procedures within Item 4 of the
Form 10-Q filed on September 14, 2005. Please be advised that this revision should have been in addition to the previously disclosed definition rather than a replacement of the previous disclosure. Accordingly, the revised disclosures continue to be substantially similar, but narrower, than those defined in paragraph (e) of the Rules. In future filings, where you define disclosure controls and procedures you should include the complete definition or, alternatively, you may simply reference the Rule in which disclosure controls and procedures are defined.


Prior comment 3

2. We note that in response to prior comment 3 you have removed the reference to reasonable assurance in the first paragraph and expanded the second paragraph to state that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Please note that the revision in the second paragraph should have been in addition to your original statement in the first paragraph. That is, a reference to reasonable assurance with respect to the design of disclosure controls and procedures necessitates that you state that such controls and procedures are effective at that same level of assurance. In future filings, where you state that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives you should also state that such controls and procedures were effective at that reasonable assurance level. Alternatively, all references to reasonable assurance may be excluded from your disclosures.

Form 10-K for Fiscal Year Ended January 31, 2005

Note 4 - Notes Receivable, page F-12

Prior comment 5

3. We have reviewed your response to prior comment 5 and note that the disclosure requirements of paragraph 20 of SFAS 114 that you set forth in your response appear to be those of SFAS 114, before it was amended by SFAS 118. Please clarify the source of the disclosure requirement set forth in your response and why you have presented them as such. As previously requested, tell us how your disclosures comply with the requirements of paragraph 20 of SFAS 114, as amended by SFAS 118.

4. Specifically address your policy for recognizing interest income on impaired loans, including how cash receipts are recorded. In this regard, we understand that you have continued to recognize interest income on the M2 Systems note receivable; however, we do not see any disclosure surrounding your stated policy.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.



	 You may contact Tamara Tangen at (202) 551-3443 at or Lisa Mitrovich, Assistant Chief Accountant, at (202) 551-3453 if you
have
questions regarding comments on the financial statements and related
matters.  If you need further assistance, you may contact me at
(202)
551-3488.


      Sincerely,



      Stephen G. Krikorian
      Branch Chief - Accounting
Ms. Caroline Bembry
Optio Software, Inc.
October 18, 2005
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